# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGM RESORTS INTERNATIONAL, CIK 0000789570
CUSIP: 552953101
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 04/03/2026
Amends the filing with accession number 0001104659-20-092462
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Kendall Handler, IAC Inc., 555 West 18th Street, New York, New York (NY), 10011, (212) 314-7300

## Reporting persons
- IAC INC. (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,822,350; shared voting power 0; sole dispositive power 66,822,350; shared dispositive power 0; aggregate amount beneficially owned 66,822,350 (26.1% of the class)
  Comment: Percentage in Row 13 calculated on the basis of 255,828,519 shares of common stock, par value $0.01, of the Issuer ("Common Stock") issued and outstanding as of February 9, 2026 (based upon information contained in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025).
  Rows 7, 9 and 11 reflect shares of Common Stock beneficially owned by IAC Inc. ("IAC"). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: MGM RESORTS INTERNATIONAL
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Comment: This statement constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D relating to the shares of common stock, $0.01 par value (the "Shares"), of MGM Resorts International (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021, Amendment No. 3, filed with the SEC on February 16, 2022, Amendment No. 4, filed with the SEC on August 11, 2022, Amendment No. 5, filed with the SEC on December 9, 2025 and Amendment No. 6, filed with the SEC on March 25, 2026, together, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment No. 7 is incorporated by reference into this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended by replacing the first paragraph with the following: As of close of business on the date of Amendment No. 7, Reporting Person has beneficial ownership of approximately 65,822,350 Shares constituting approximately 25.7% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the March 2026 Trades, there have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 7.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 3, 2026, IAC entered into a Voting Agreement (the "Voting Agreement") with the Issuer and Barry Diller. Pursuant to the Voting Agreement, at any time a matter is brought to a vote at an annual or special meeting of the Issuer's stockholders (or in connection with any action proposed to be taken by the Issuer's stockholders in lieu of a meeting), IAC, Mr. Diller and their respective controlled affiliates (collectively the "Covered Entities") will vote any voting securities that they beneficially own that collectively constitute in excess of 25.73% of the total voting power of the outstanding voting securities of the Issuer (the "Excess Voting Securities") on each matter in the same proportion as the stockholders of the Issuer (other than the Covered Entities) vote their voting securities on such matters (disregarding stockholders that do not vote).

The Voting Agreement will terminate automatically upon the earliest to occur of (i) the Covered Entities collectively ceasing to beneficially own 17.5% or more of the voting securities of the Issuer then outstanding, (ii) the Board of Directors of the Issuer (the "Issuer Board") having failed to nominate two (2) directors designated by IAC (should IAC elect to designate two (2) directors) who each meet the qualifications of a director set forth in the Issuer's Corporate Governance Guidelines (a "Qualified Director") to stand for election to the Issuer Board at the applicable annual meeting of shareholders (such nomination condition, the "Nomination Condition") and (iii) the occurrence of a change of control of the Issuer. If IAC determines not to designate one or more individuals to be nominated for election to the Issuer Board, the Voting Agreement will not terminate. In addition, in order to satisfy the Nomination Condition, if at any time fewer than two (2) directors on the Issuer Board have been designated by IAC, the Issuer Board is required to cause Qualified Director(s) to be added within one (1) month of designation by IAC, subject to the receipt of required regulatory approvals. As of the date of entry into the Voting Agreement, Mr. Diller was deemed to be designated to serve on the Issuer Board by IAC.

In addition, Mr. Diller and his controlled affiliates, other than IAC and its controlled affiliates (collectively, the "Diller Entities"), will no longer be subject to the voting restriction with respect to any Excess Voting Securities, and the Diller Entities will no longer be considered Covered Entities, when both of the following conditions are satisfied: (i) Mr. Diller no longer serves as either the Chairman of the Board of Directors of IAC or as Senior Executive of IAC; and (ii) the Diller Entities no longer beneficially own voting securities of IAC representing at least one-third of the total voting power of the outstanding voting securities of IAC.

The above summary is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Voting Agreement, dated as of April 3, 2026, by and among MGM Resorts International, IAC Inc. and Barry Diller.

## Signatures
- IAC INC.: /s/ Kendall Handler, Kendall Handler/Executive Vice President & Chief Legal Officer (04/07/2026)